SEC COMMISSION

02054633

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED DEC 02 2002 SEC MAIL PROCESSING SECTION WASH. D.C. 155

SEC FILE NUMBER
8- 52032

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/01 (MM/DD/YY) AND ENDING 09/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Murjen Financial, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 Ellison Avenue, Suite 302

(No. and Street)

Westbury, New York 11590

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael P. Murphy 516 227-2277

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schneider & Associates, LLP

(Name — *if individual, state last, first, middle name*)

100 Jericho Quadrangle, Suite 236 Jericho, New York 11753

(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED DEC 19 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Michael P. Murphy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Murjen Financial, Inc., as of September 30, ~~19~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Sworn to me This 22nd day of November 2002

MICHAEL O. BUNSIS
Notary Public, State of New York
No. 4946506
Qualified in Nassau County
Commission Expires Feb. 6, 2003

Notary Public

Signature

President/CEO

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCHNEIDER & ASSOCIATES LLP
CERTIFIED PUBLIC ACCOUNTANTS
100 JERICHO QUADRANGLE
JERICHO, NEW YORK 11753
TEL: (516) 942-5300 • FAX: (516) 932-6050

JERRY SCHNEIDER, CPA
DEAN HILTZIK, CPA
MORDECAI LERER, CPA
HARRIET GREENBLATT, CPA
HAROLD HILTZIK, CPA

Members
American Institute of CPAs
SEC Practice Section
New York State Society of CPAs

767 Third Avenue, New York, NY 10017
TEL: (212) 564-4330

INDEPENDENT AUDITORS' REPORT

Murjen Financial, Inc.
Westbury, New York

We have audited the accompanying statement of financial condition of Murjen Financial, Inc. as of September 30, 2002 and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Murjen Financial, Inc. as of September 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schneider + Associates LLP

Jericho, New York
November 15, 2002

MURJEN FINANCIAL, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2002

ASSETS

Cash	$ 47,837
Due from clearing firm	351,702
Property and equipment – net	204,409
Prepaid expenses and other assets	64,701
Total assets	$668,649

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable	$ 94,152
Accrued payroll and payroll taxes	199,085
Deferred tax liability	10,500
Total liabilities	303,737
Commitments (see notes)	
Stockholders' equity	
Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding	15,000
Additional paid-in capital	276,110
Retained earnings	73,802
Total stockholders' equity	364,912
Total liabilities and stockholders' equity	$668,649

See accompanying notes to financial statements.

MURJEN FINANCIAL, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED SEPTEMBER 30, 2002

Revenues	
Commission income	$4,604,994
Interest and other income	1,172
Total revenues	4,606,166
Expenses	
Compensation and benefits	3,236,967
Clearing and execution	62,682
Communications	210,388
Occupancy	218,252
Bad debt expense	310,610
Licenses and registrations	64,124
Other operating expenses	458,679
Total expenses	4,561,702
Income before income taxes	44,464
Income taxes	22,901
Net income	$ 21,563

See accompanying notes to financial statements.

MURJEN FINANCIAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
BALANCES, October 1, 2001	$15,000	$101,500	$52,239	$168,739
Capital contributions	--	174,610	--	174,610
Net income for the period	--	--	21,563	21,563
BALANCES, September 30, 2002	$15,000	$276,110	$73,802	$364,912

See accompanying notes to financial statements.

MURJEN FINANCIAL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2002

Increase (decrease) in cash	
Cash flows from operating activities	
Net income	$ 21,563
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	27,001
Increase in operating assets:	
Due from clearing firm	(74,580)
Prepaid expenses	(13,796)
Increase (decrease) in operating liabilities:	
Accounts payable	17,630
Accrued payroll and payroll taxes	74,400
Income taxes payable	(23,813)
Total adjustments	6,842
Net cash provided by operating activities	28,405
Cash flows from investing activities	
Security deposits	(34,400)
Purchase of property and equipment	(140,989)
Net cash used in investing activities	(175,389)
Cash flows from financing activities	
Capital contributions	174,610
Net increase in cash	27,626
Cash at October 1, 2001	20,211
Cash at September 30, 2002	$ 47,837
Supplemental information:	
Cash paid during period for:	
Income taxes	$ 60,968

See accompanying notes to financial statements.

MURJEN FINANCIAL, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2002

NOTE 1 - DESCRIPTION OF BUSINESS

Murjen Financial, Inc. (the "Company") is a registered securities broker dealer with offices in Westbury, New York and New York, NY. The Company became a member of NASD Regulation, Inc. ("NASDR") on January 16, 2000, and commenced operations on that date as a securities broker-dealer. Operations consist of the execution of securities trades for customers on an agency and riskless principal basis. The Company clears all customer transactions on a fully disclosed basis through an independent clearing firm, and does not hold customer funds or safekeep customer securities.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The Company records securities transactions and related revenue and expenses on a trade-date basis.

Depreciation of fixed assets is provided on a straight-line basis over the estimated useful life of the respective assets.

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used.

The Company is a regular corporation and uses the liability method to determine its income tax expense as required under the Statement of Financial Accounting Standards No. 109 (SFAS 109). Under SFAS 109, deferred tax assets and liabilities are computed based on differences between financial reporting and tax basis of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance if, based on the weight of the available evidence, it is more likely than not that all or some portion of the deferred tax assets will not be realized. The ultimate realization of the deferred tax asset depends on the Company's availability to generate sufficient taxable income in the future.

Advertising costs are expensed as incurred. Total advertising costs were $30,821 for the year ended September 30, 2002.

NOTE 3 - PROPERTY AND EQUIPMENT

		Estimated Useful Life
Furniture	$111,518	7 years
Equipment	64,327	5 years
Leasehold improvements	69,414	Term of lease
	245,259	
Less: Accumulated depreciation	(40,850)	
	$204,409	

Depreciation expense was $27,001 for the year ended September 30, 2002.

NOTE 4 - DUE FROM CLEARING FIRM

At September 30, 2002, this balance consisted of commissions receivable and a clearing deposit.

NOTE 5 - INCOME TAXES

The provision for income taxes consists of the following:

Federal	$16,425
State	6,476
	$22,901

All income taxes are currently payable.

At September 30, 2002, the net deferred tax liability related to property and equipment.

The difference between reported income tax expense and the income tax expense that would result from applying federal statutory rates to pre-tax income is due to nondeductible expenses and state income taxes.

NOTE 6 - LEASE COMMITMENTS

The Company leases office facilities under subleases expiring in 2003 and 2005, respectively. Rent expense under one of the subleases has been recognized on a straight-line basis to account for rent escalations during the lease term, resulting in deferred rent of $8,919 at September 30, 2002.

Future minimum lease payments as of September 30, 2002 are:

Year ending September 30,	
2003	$246,234
2004	137,604
2005	91,736
Total minimum lease payments	$475,574

Operating lease expense for the year totaled $220,039.

NOTE 7 - OFF-BALANCE SHEET RISK

The Company executes, as agent, securities transactions on behalf of its customers. If either the customer or a counter-party fails to perform, the Company's clearing firm may require the Company to discharge the obligations of the nonperforming party. In such circumstances the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company attempts to mitigate the risk of default by reviewing, as necessary, the credit standing of the counter-party.

NOTE 8 - CONTINGENCIES

The Company is a defendant or co-defendant in various lawsuits incidental to its securities business. The Company is contesting the allegations of the complaints and believes that there are meritorious defenses in each case. In view of the inherent difficulty of predicting the outcome of litigation and other claims, the Company

cannot state with certainty what the eventual outcome of pending litigation or other claims will be.

NOTE 9 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2002, the Company had net capital and net capital requirements of $93,798 and $19,549, respectively. The Company's ratio of aggregate indebtedness to net capital was 3.13 to 1.

SUPPLEMENTARY SCHEDULES

MURJEN FINANCIAL, INC.
INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
SEPTEMBER 30, 2002

The Company claims exemption from the requirements of Rule 15c3-3, under section (k) (2) (ii) because as an introducing broker-dealer it clears all transactions with and for customers on a fully disclosed basis with its clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer which carries all of the accounts of such customers and maintains and preserves such books and records thereto.

MURJEN FINANCIAL, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
SEPTEMBER 30, 2002

Computation of Net Capital

Stockholders' equity	$364,912
Nonallowable assets:	
Property and equipment - net	204,409
Prepared expenses and other assets	64,701
Total nonallowable assets	269,110
Net capital before haircuts on proprietary positions	95,802
Haircuts on money market funds	2,004
Net capital	93,798
Minimum capital requirement - the greater of $5,000 or 6.67% of aggregate indebtedness of $293,237	19,549
Excess net capital	$ 74,249
Ratio of aggregate indebtedness to net capital	3.13 to 1
Schedule of aggregate indebtedness:	
Accounts payable	$ 94,152
Accrued payroll and payroll taxes	199,085
	$293,237

No material differences exist between the above computation and the computation included in Part IIA of Form 17a-5 as of September 30, 2002.

SCHNEIDER & ASSOCIATES LLP
CERTIFIED PUBLIC ACCOUNTANTS
100 JERICHO QUADRANGLE
JERICHO, NEW YORK 11753
TEL: (516) 942-5300 • FAX: (516) 932-6050

JERRY SCHNEIDER, CPA
DEAN HILTZIK, CPA
MORDECAI LERER, CPA
HARRIET GREENBLATT, CPA
HAROLD HILTZIK, CPA

Members
American Institute of CPAs
SEC Practice Section
New York State Society of CPAs

767 Third Avenue, New York, NY 10017
TEL: (212) 564-4330

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

Murjen Financial, Inc.
Westbury, New York

In planning and performing our audits of the financial statements of Murjen Financial, Inc. for the year ended September 30, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure, policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions

are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2002 to meet the Commission's objectives.

This report is intended solely for use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Schneider & Associates LLP

Jericho, New York
November 15, 2002

SEC MAIL PROCESSING
RECEIVED
DEC 02 2002
WASH, D.C. 155 SECTION

MURJEN FINANCIAL, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED SEPTEMBER 30, 2002

MURJEN FINANCIAL, INC.
FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
FOR THE YEAR ENDED SEPTEMBER 30, 2002

CONTENTS